Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 15, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gregory Herbers and Jennifer Angelini Division of Corporation Finance Office of Manufacturing

Re:	GE Vernova LLC Amendment No. 2 to Draft Registration Statement on Form 10 Submitted January 19, 2024 CIK No. 0001996810

Dear Mr. Herbers and Ms. Angelini:

On behalf of GE Vernova LLC, a Delaware limited liability company (the “Company” or “GE Vernova”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 for the Company’s common stock (the “Registration Statement”), together with exhibits, as originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on October 27, 2023.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated January 31, 2024 (the “Comment Letter”), and the inclusion of certain other information in order to comply with requirements under the Commission’s rules and regulations. The discussion below is presented in the order of the comments in the Comment Letter. For your convenience, set forth below are the Staff’s comments followed by the Company’s responses thereto. Unless otherwise indicated, all references to page numbers in our responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

February 15, 2024

The Company respectfully submits the following as its responses to the Staff:

Amendment No. 2 to Draft Registration Statement

Certain Relationships and Related Party Transactions Credit Support, page 180

1.	Please revise your disclosure to more fully discuss the obligations described under this heading, including the following:

•

Discuss the extent to which you have arranged for the termination or replacement of GE and its subsidiaries from (i) parent company guarantees, surety bonds, letters of credit, or similar instruments of credit support and (ii) certain categories of contracts (including certain customer contracts) as of the date of the information statement.

•	More fully describe the contracts identified in item (ii) above and the obligations of GE and its subsidiaries in relation thereto.

•	Explain your related indemnification obligations, including quantification or otherwise providing sufficient information to allow stockholders to assess the materiality of these obligations.

•

Include a separate risk factor assessing material related risks, including whether and how these obligations may affect your operations, business plans, and/or ability to obtain and maintain investment grade ratings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 55, 56, 77, 144, 187, and 188 of the Registration Statement. The Company also respectfully advises the Staff that it has evaluated the impact of its indemnification obligations and concluded that such indemnification obligations are excluded from the scope of Accounting Standards Codification 460 as they are a guarantee or an indemnification of our own future performance under ASC 460-10-15-7(i).

* * *

Confidential Treatment Requested by GE Vernova LLC

Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission

Division of Corporation Finance

February 15, 2024

If you have any questions regarding the Registration Statement and the Information Statement, please do not hesitate to contact the undersigned at (212) 373-3445 or ckaoutzanis@paulweiss.com or Brandon Smith at (203) 360-4369 or brandon.smith1@ge.com.

Sincerely,

/s/ Christodoulos Kaoutzanis

Christodoulos Kaoutzanis

cc:	Brandon Smith, Chief Corporate, Securities & Finance Counsel

General Electric Company

Steven J. Williams

John C. Kennedy

Paul, Weiss, Rifkind, Wharton & Garrison LLP